February 11, 2005


Mail Stop 4-6

Mr. Stephen Crosson
Chief Financial Officer
Caminosoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, CA 91361

Re:	Caminosoft Corp.
	Registration Statement on Form SB-2
	Filed February 8, 2005
	File No. 333-122632

Dear Mr. Crosson:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed below. No further review of the registration statement has been or will be made.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

REGISTRATION STATEMENT ON FORM SB-2

Selling Shareholders

1. While we note your response to comment 6 of our letter dated November 24, 2004, regarding registration statement number 333-119922, please additionally confirm that none of the selling shareholders are affiliates of broker-dealers or expand the prospectus to indicate whether the broker-dealer affiliates acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Financial Statements

2. We note that the audit letter regarding your financial statements for the fiscal year ended September 30, 2004, is missing a conformed signature. Please revise to include the required signature of your independent accounting firm.

2004 FORM 10-KSB

Controls and Procedures

3. We note your disclosure that the Company carried out an evaluation of the effectiveness of the Company`s disclosure controls and procedures "within the 90 days prior to [the] report." As Rule 15d-
15(b) of the Exchange Act requires such evaluation to be performed "as of the end of each fiscal quarter," please confirm that your disclosure controls and procedures were effective as of the end of the September 30, 2004 fiscal quarter. Additionally, please confirm that your future evaluations will be performed as of the end of each fiscal quarter and that you will revise your future disclosure accordingly.

CEO/CFO Certifications

4. We note that the certifications attached to your 2004 Form 10-KSB are on a different form from the one currently required by Item 601(b)(31) of Regulation S-B. As Item 601(b)(31) indicates that certifications must be exactly as set forth therein, please confirm that you will revise your future certifications to conform exactly to the requirements of Item 601(b)(31).


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the Company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please call Sara Kalin at (202)
942-
2986 or Mark Shuman at (202) 942-1818. If you need further assistance, you may contact me at (202) 942-1800.


							Sincerely,


							Barbara Jacobs
							Assistant Director

CC:	Via Facsimile
	Mr. David Ficksman, Esq.
	Ms. Sherri Watts, Esq.
	Troy & Gould Professional Corporation
	1801 Century Park East, 16th Floor
	Los Angeles, CA 90067
	Telephone: (310) 553-4441
	Facsimile:  (310) 201-4746







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Mr. Stephen Crosson
February 11, 2005
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